XBP Europe Holdings, Inc.

2701 East Grauwyler Road

Irving, Texas 75061

VIA EDGAR

February 21, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Re:	XBP Europe Holdings, Inc.
Registration Statement on Form S-3
File No. 333-284999

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, XBP Europe Holdings, Inc. (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-referenced Registration Statement on Form S-3 to become effective on February 25, 2025 at 4:30 p.m., Eastern Time, or as soon as practicable thereafter.

The Company hereby authorizes Robert J. Endicott of Bryan Cave Leighton Paisner LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

The Company requests that it be notified of such effectiveness by a telephone call to Robert J. Endicott of Bryan Cave Leighton Paisner LLP at (314) 259-2447.

[Signature Page Follows]

Very truly yours,

XBP EUROPE HOLDINGS, INC.

/s/ Dejan Avramovic

Dejan Avramovic

Chief Financial Officer

cc:	Andrej Jonovic, XBP Europe Holdings, Inc.
Robert J. Endicott, Bryan Cave Leighton Paisner LLP
Ofir Klein, Bryan Cave Leighton Paisner LLP